Exhibit 99.1
NANOBIOTIX
A limited liability company with an executive board and a supervisory board (société anonyme à directoire et conseil de surveillance)
Incorporated and organized under the laws of France with a share capital of €1,044,776.16
Registered office: 60, rue de Wattignies, 75012 Paris, France
447 521 600 Paris Trade and Companies Register

__________________________________________________________________________________

Annual General Combined Meeting of the Shareholders

of 28 April 2021

RESOLUTIONS TEXT

First Resolution
Approval of the statutory accounts for the year ended 31 December 2020

The shareholders' meeting, voting under the quorum and majority conditions required for ordinary shareholders' meetings,

having reviewed the management report of the executive board and the reports of the supervisory board and the statutory auditors,

approves the corporate accounts for the financial year ended 31 December 2020 as presented to it as well as the transactions reflected in these accounts or summarized in these reports,

acknowledges that the statutory accounts do not cover any excess depreciation or extravagant expenditure referred to in Article 39-4 of the French General Tax Code.

Second resolution
Approval of the consolidated accounts for the year ended 31 December 2020

The shareholders' meeting, voting under the quorum and majority conditions required for ordinary shareholders' meetings,

having reviewed the reports of the executive board, the supervisory board and the statutory auditors,

approves the consolidated accounts of the Nanobiotix group for the financial year ended 31 December 2020, as presented to it and the transactions reflected in these accounts or summarized in these reports.

Third resolution
Allocation of results for the financial year ended 31 December 2020,

The shareholders' meeting, voting under the quorum and majority conditions required for ordinary shareholders' meetings,

having reviewed the management report of the executive board,

noting that the losses for the financial year ended 31 December 2020 amount to the sum of €35,719,490.20,

decides to allocate such losses to the deferred "retained earnings" debit account.

It is recalled, in accordance with the legal provisions, that no dividends were distributed for the previous three years.

Fourth resolution
Review of the agreements referred to in Articles L. 225-86 et seq. of the French Commercial Code

The shareholders' meeting, voting under the quorum and majority conditions required for ordinary shareholders' meetings and by Article L. 225-88 of the French Commercial Code,

having reviewed the special report of the statutory auditors on the agreements referred to in Articles L. 225-86 et seq. of the French Commercial Code,

finds that no agreements referred to in the aforementioned articles were concluded during the past financial year.

Fifth resolution
Approval of the elements of compensation due or awarded for the 2020 financial year to the Chairman of the executive board, Mr. Laurent Levy

The shareholders' meeting, voting under the quorum and majority conditions required for ordinary shareholders' meetings,

after having reviewed the report of the supervisory board,

pursuant to the provisions of paragraph II of Article L. 22-10-34,

approves the elements of fixed, variable and exceptional compensation due or awarded for the 2020 financial year to the Chairman of the executive board for his term of office, as decided by the supervisory board in accordance with the principles and criteria approved by the shareholders’ meeting on 28 April 2020 pursuant to its sixteenth resolution and detailed in the report on corporate governance.

Sixth resolution
Approval of the elements of compensation due or awarded for the 2020 financial year to Ms. Anne-Juliette Hermant, for her term of office as member of the executive board and her employment contract

The shareholders' meeting, voting under the quorum and majority conditions required for ordinary shareholders' meetings,

after having reviewed the report of the supervisory board,

pursuant to the provisions of paragraph II of Article L. 22-10-34,

approves the fixed, variable and exceptional elements of compensation due or awarded for the 2020 financial year to Ms. Anne-Juliette Hermant for her term of office as member of the executive board and her employment contract, as approved by the supervisory board in accordance with the principles and criteria approved by the shareholders’ meeting on 28 April 2020 under its seventeenth resolution and detailed in the report on corporate governance.

Seventh resolution
Approval of the elements of compensation due or awarded for the 2020 financial year to Mr. Philippe Mauberna for his term of office as member of the executive board and his employment contract

The shareholders' meeting, voting under the quorum and majority conditions required for ordinary shareholders' meetings,

after having reviewed the report of the supervisory board,

pursuant to the provisions of paragraph II of Article L. 22-10-34,

approves the fixed, variable and exceptional elements of compensation due or awarded in the 2020 financial year to Mr. Philippe Mauberna for his term of office as member of the executive board and employment contract, as decided by the supervisory board in accordance with the principles and criteria approved by the shareholders’ meeting of shareholders of the Company dated 28 April 2020 under its eighteenth resolution and detailed in the corporate government report.

Eighth resolution
Approval of the elements of compensation due or allocated for the 2020 financial year to Mr. Laurent Condomine for his term of office as Chairman of the supervisory board

The shareholders' meeting, voting under the quorum and majority conditions required for ordinary shareholders' meetings,

after having reviewed the report of the supervisory board,

pursuant to the provisions of paragraph II of Article L. 22-10-34,

approves the fixed, variable and exceptional elements of compensation due or awarded for the 2020 financial year to Mr. Laurent Condomine for his term of office as Chairman of the supervisory board, as approved by the supervisory board in accordance with the principles and criteria approved by the shareholders’ meeting on 28 April 2020 under its fourteenth resolution and detailed in the report on corporate governance.

Ninth resolution
Vote on information relating to compensation for corporate officers (excluding executive corporate officers) in 2020 mentioned in Article L. 22-10-9 of the French Commercial Code

The shareholders' meeting, voting under the quorum and majority conditions required for ordinary shareholders' meetings,

after having reviewed the report of the supervisory board,

approves, in application of the provisions of paragraph II of Article L. 22-10-34 of the French Commercial Code, the information mentioned in Article L. 22-10-9 of the French Commercial Code concerning corporate officers (excluding executive corporate officers), as they appear in the supervisory board's report on corporate governance.

Tenth resolution
Approval of the supervisory board member compensation policy for the 2021 financial year

The shareholders' meeting, voting under the quorum and majority conditions required for ordinary shareholders' meetings,

having reviewed the corporate government report and, in particular, the sections established pursuant to the provisions of Article L. 22-10-26 of the French Commercial Code,

approves the supervisory board member compensation policy for the 2021 financial year, as presented in the aforementioned report.

Eleventh resolution
Approval of Mr. Laurent Levy’s compensation policy for his term of office as Chairman of the executive board for the 2021 financial year

The shareholders' meeting, voting under the quorum and majority conditions required for ordinary shareholders' meetings,

having reviewed the corporate government report and, in particular, the sections established pursuant to the provisions of Article L. 22-10-26 of the French Commercial Code,

approves the compensation policy of Mr. Laurent Levy for his term of office as member of the executive board for the 2021 financial year, as presented in the aforementioned report.

Twelfth resolution
Approval of Ms. Anne-Juliette Hermant’s compensation policy for her term of office as member of the executive board and for her employment contract for the 2021 financial year

The shareholders' meeting, voting under the quorum and majority conditions required for ordinary shareholders' meetings,

having reviewed the corporate government report and, in particular, the sections established pursuant to the provisions of Article L. 22-10-26 of the French Commercial Code,

approves the compensation policy of Ms. Anne-Juliette Hermant for her term in office as member of the executive board and her employment contract for the 2021 financial year, as presented in the aforementioned report.

Thirteenth resolution
Approval of Mr. Philippe Mauberna’s compensation policy for his term of office as member of the executive board and his employment contract for the 2021 financial year

The shareholders' meeting, voting under the quorum and majority conditions required for ordinary shareholders' meetings,

having reviewed the corporate government report and, in particular, the sections established pursuant to the provisions of Article L. 22-10-26 of the French Commercial Code,

approves the compensation policy of Mr. Philippe Mauberna for his term of office as member of the executive board and his employment contract for the 2021 financial year, as presented in the aforementioned report.

Fourteenth resolution
Approval of the 2020 Stock Option Plan adopted by the executive board during its meeting on 9 February 2021

The shareholders' meeting, voting under the quorum and majority conditions required for ordinary shareholders' meetings,

having reviewed the report of the executive board,

approval of the 2020 Stock Option Plan adopted by the executive board during its meeting on 9 February 2021,

Fifteenth resolution
Authorization to be granted to the executive board to buy back Company shares

The shareholders' meeting, voting under the quorum and majority conditions required for ordinary shareholders' meetings,

having reviewed the report of the executive board,

authorizes the executive board, with the option of subdelegation under the conditions provided for by law, for a period of eighteen (18) months from this date, to acquire Company shares, under the conditions provided for in Articles L. 22-10-62 et seq. of the French Commercial Code and by Regulation (EU) No. 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse, decides that the executive board, prior to using this authorization, shall obtain the consent of the supervisory board,

decides that the acquisition, disposal or transfer of these shares may be carried out by any means, on one or more occasions, in particular on a regulated market, on a multilateral trading system, with a systematic internaliser or over-the-counter, including through the acquisition or sale of blocks, public offers, using optional or derivative mechanisms or warrants, under the conditions provided for by the market authorities and in compliance with the applicable regulations, decides that authorization may be used to:

-
ensure the liquidity of the Company's shares under a liquidity contract with an investment services provider, in accordance with the market practice accepted by the French Financial Markets Authority in terms of the liquidity contract over shares;

-	fulfill obligations related to stock option programs, stock awards, salary savings, or other stock allowances to employees and officers of the Company or related companies;

-	deliver shares upon the exercise of rights attached to securities giving access to the capital;

-	buy shares for conservation and subsequent delivery for exchange or payment in the context of any external growth operations, in particular in compliance with stock market regulations;

-	cancel all or part of the shares thus acquired;

-
plus, generally, to operate for any purpose which would come to be authorized by the law or any market practice which would come to be accepted by the market authorities, being specified that, in such a scenario, the Company would inform its shareholders by way of press release, decides to set the maximum unit purchase price per share (excluding fees and commissions) at €60, with an overall threshold of €20,000,000, it being specified that this purchase price shall be subject to adjustments if necessary in order to take into account the operations on the capital (in particular in the event of incorporation of reserves and allocation of free shares, division or consolidation of shares) which would occur during the period of validity of this authorization, acknowledges that the maximum number of shares that may be purchased under this resolution may not, at any time, exceed 10% of the total number of shares, it being specified that (i) when the shares are acquired with the aim to promote the liquidity of the Company's shares, the number of shares taken into account for the calculation of this limit shall correspond to the number of shares purchased minus the number of shares resold during the term of the authorization and (ii) when they are for the purpose of their retention and subsequent delivery in payment or in exchange within the framework of a merger, demerger or contribution, the number of shares acquired may not exceed 5% of the total number of shares, grants full powers to the executive board, with the option of subdelegation under the conditions provided for by law, to place all stock market orders, sign all cession or transfer deeds, enter into all agreements, all liquidity contracts, all stock exchange contract options, make all declarations and all necessary formalities.

This authorization terminates any previous authorization with the same purpose.

Sixteenth resolution
Authorization to be given to the executive board to reduce the share capital through the cancellation of shares within the framework of the authorization to buy back Company shares

The shareholders' meeting, voting under the quorum and majority conditions required for extraordinary shareholders' meetings,

having reviewed the reports of the executive board and the statutory auditors,

subject to the adoption of the Fifth resolution above,

authorizes the executive board, in accordance with Article L. 22-10-62 of the French Commercial Code, for a period of eighteen (18) months from the date of this meeting, to cancel, on one or more occasions, within the maximum limit of 10% of the amount of the share capital per period of twenty-four (24) months, all or part of the shares acquired by the Company and to proceed, accordingly, to a reduction of the share capital, it being specified that this limit applies to an amount of the share capital which shall, if necessary, be adjusted to take into account the transactions which would affect it after the date of this meeting, decides that the executive board, prior to using this authorization, shall obtain the consent of the supervisory board,

decides that any excess of the purchase price of the shares over their nominal value shall be charged to the share, merger or contribution premiums or to any available reserve premium, including the legal reserve, subject to this not falling below 10% of the Company's share capital after completion of the capital reduction, grants all powers to the executive board, with the option of subdelegation under the conditions provided for by law, to carry out all acts, formalities or declarations with a view to making final the capital reductions that could be carried out under this authorization and for the purpose of amending the Company's bylaws accordingly.

This authorization terminates any previous authorization with the same purpose.

Seventeenth resolution
Delegation of authority to be granted to the executive board to increase the capital by issuing ordinary shares and/or any securities giving access to the share capital, while maintaining shareholders preferential subscription rights

The shareholders' meeting, voting under the quorum and majority conditions required for extraordinary shareholders' meetings,

having reviewed the reports of the executive board and the statutory auditors,

in accordance with the provisions of Articles L. 225-129 et seq. of the French Commercial Code, and in particular Articles L. 225-129 to L. 225-129-6, L. 225-132 L. 225-133, L. 225-134, L. 228-91, L. 228-92 and L. 228-93, and Article L. 22-10-49 of the French Commercial Code,

delegates to the executive board, with the power of delegation and subdelegation under legal conditions, its power to decide, in the proportions and at the times that it shall assess, one or more capital increases through the issuance, in France or abroad, of ordinary shares of the Company (including, where applicable, represented by American Depositary Shares or American Depositary Receipts) or equity securities giving access to other equity securities or giving the right to the allocation of debt securities, and/or securities (including in particular, all debt securities) giving access to equity securities of the Company or of any company which directly or indirectly owns more than half of the Company’s capital or of which the Company would directly or indirectly own more than half of the capital, said transferable securities being able to be issued in euros, in foreign currency or in any monetary units established by reference to multiple currencies chosen by the executive board, decides that the executive board, prior to using this delegation, shall obtain the consent of the supervisory board,

decides that the securities thus issued may consist of debt securities, be associated with the issuance of such securities or enable their issuance as intermediate securities,

decides that the shareholders have, in proportion to the amount of their shares, a preferential right to subscribe for the ordinary shares or securities that shall, if applicable, be issued under this delegation, gives the executive board the authority to grant shareholders the right to subscribe for a greater number of shares or securities than the minimum amount to which they could subscribe, proportionate to the rights they have and, in any event, within the limits of their requests, decides to set at €625,000 (or the equivalent of this amount in the event of an issuance in another currency) the maximum nominal amount of capital increases that may be realized, immediately and/or in the future, pursuant to this resolution, it being specified that:

-
the maximum nominal amount of capital increases that may be made immediately or in the future under this delegation shall be charged against the total threshold amount provided for in the Twenty-seventh resolution below,

-
where applicable, the nominal value of the shares to be issued to preserve the rights of securities holders and other rights giving access to capital shall be added to this threshold, in accordance with the law, and, if any, applicable contractual stipulations, decides to set at €150.000.000 (or the equivalent of this amount in the event of an issuance in another currency) the maximum nominal amount of debt securities that can be issued under this delegation, being specified that:

-	this amount shall be increased, if applicable, by any reimbursement premium above the nominal value,

-	this amount shall be deducted from the total limit referred to in the Twenty seventh resolution below,

-
this threshold does not apply to the debt securities referred to in Articles L. 228-40, L. 228-36 and L. 228-92 paragraph 3 of the French Commercial Code whose issue would be decided or authorized by the executive board under the conditions provided for by Article L. 228-40 of the French Commercial Code, or in other cases, under the conditions determined by the Company in accordance with the provisions of Article L. 228-36-A of the French Commercial Code.

decides that, if the subscriptions have not absorbed the entirety of such issue, the executive board may use, in the order it determines, any of the following:

-	limit the issuance to the amount of subscriptions, provided that the latter reaches at least three-quarters of the initially-decided issue,

-	freely distribute all or part of the issued unsubscribed securities among the persons of its choice, and

-	offering all or part of the issued securities not subscribed to the public, on the French or international market,

decides that issuances of share subscription warrants of the Company may be carried out by subscription offer, but also by free allocation to the owners of existing shares,

decides that in the event of a free allocation of share subscription warrants, the executive board shall have the option of deciding that the allocation rights forming fractional shares shall not be negotiable and that the corresponding securities shall be sold, specifies, where applicable, that the delegation entails the waiver by the shareholders of their preferential subscription rights, for the benefit of the holders of securities which may be issued thereunder, to any shares to which such securities shall entitle them, decides that the delegation thus granted to the executive board is valid for a period of twenty-six (26) months from this meeting and ends any previous delegation having the same purpose,

decides that the executive board shall have all powers, with the option of subdelegation under the conditions provided for by law, to implement, under the conditions set by law and by the bylaws, this delegation to effect in particular:

-	to set the dates, terms and conditions of any issue as well as the form and characteristics of the shares or securities giving access to the capital to be issued, with or without premium,

-
to set the amounts to be issued, the date of possible retroactive dividends of the shares or securities giving access to the capital to be issued, their mode of payment as well as, where applicable, the terms of exercise of the rights to exchange, conversion, redemption or allocation in any other way of equity securities or securities giving access to the capital,

-
to make any adjustments required pursuant to legal or regulatory provisions and, if applicable, to applicable contractual provisions, to protect the rights of securities holders and other rights giving access to the Company's capital and

-	to suspend, if applicable, the exercise of the rights attached to these securities for a maximum period of three months,

decides that the executive board shall be able to:

-
at its sole initiative and when it deems it appropriate, charge the costs, rights and fees occasioned by the capital increases carried out by virtue of the delegation referred to in this resolution, to the amount of the premiums relating to these transactions and deduct, on the amount of these premiums, the sums necessary to bring the legal reserve to one tenth of the new capital, after each transaction,

-
make any decision with a view to the admission of the securities and transferable securities thus issued for trading on the regulated market of Euronext in Paris or any other market, regulated or not, in France or abroad and, more generally,

-
take any action, make any commitment and carry out any useful formalities for the proper completion of the proposed issue, as well as for the purpose of finalizing the resulting capital increase, and make the correlative changes to the bylaws.

Eighteenth resolution
Delegation of authority to be granted to the executive board to increase the capital by issuing ordinary shares and/or any securities giving access to the share capital, with cancellation of the shareholders’ preferential subscription rights by way of a public offering (excluding offerings referred to in paragraph 1 of Article L. 411-2 of the French Financial and Monetary Code)

The shareholders' meeting, voting under the quorum and majority conditions required for extraordinary shareholders' meetings,

having reviewed the reports of the executive board and the statutory auditors,

in accordance with the provisions of Articles L. 225-129 et seq. of the French Commercial Code, and, in particular, Articles L. 225-129 to L. 225-129-6, L. 225-135, L. 225-135-1, L. 225-136, L. 228-91, L. 228-92 and L. 228-93, and Article L. 22-10-49 of the French Commercial Code,

delegates to the executive board, with the option of delegation and subdelegation under legal conditions, its power to decide, by way of a public offering to the exclusion of the offerings referred to in paragraph 1 of Article L. 411-2 of the French Monetary and Financial code, the issuance, on one or more occasions, in the proportions and at the times that it shall see fit, in France or abroad, of ordinary shares of the Company (including, where applicable, represented by American Depositary Shares or American Depositary Receipts) or equity securities giving access to other equity securities or giving the right to the allocation of debt securities, and/or securities (including in particular, all securities debt) giving access to equity securities of the Company or of any company which directly or indirectly owns more than half of its capital or of which it directly or indirectly owns more than half of the capital, said transferable securities being able to be issued in euros, in foreign currency or in any monetary units established by reference to several currencies chosen by the executive board, and the release of which may be made in cash, including by offsetting debts, decides that the executive board, prior to using this delegation, shall obtain the consent of the supervisory board,

decides that the securities thus issued may consist of debt securities, be associated with the issuance of such securities or enable their issuance as intermediate securities,

decides that public offerings decided by virtue of this resolution may be associated, in the context of the same issuance or several simultaneous issuances, with offerings referred to in paragraph 1 of Article L. 411-2 of the French Monetary and Financial Code,

decides to cancel the preferential subscription rights of shareholders on ordinary shares or securities issued by virtue of this delegation, granting, however, to the executive board the option of instituting for the benefit of the shareholders, on all or part of the issuances, a right of priority to subscribe such issuances during the period and under the terms that it shall set in accordance with the provisions of Article L. 22-10-51 of the French Commercial Code, it being specified that this priority shall not give rise to the creation of negotiable rights, but may be exercised for both irreducible and reducible amounts, specifies, where applicable, that the delegation entails the waiver by the shareholders of their preferential subscription rights, for the benefit of the holders of securities which may be issued thereunder, to any shares to which such securities shall entitle them, decides to set at €625,000 (or the equivalent of this amount in the event of an issuance in another currency) the maximum nominal amount of capital increases that may be realized, immediately and/or in the future, pursuant to this resolution, it being specified that:

-
the maximum nominal amount of capital increases that may be made immediately or in the future under this delegation shall be charged against the total threshold amount provided for in the Twenty-seventh resolution below,

-
where applicable, the nominal value of the shares to be issued to preserve the rights of securities holders and other rights giving access to capital shall be added to this threshold, in accordance with the law, and, if any, applicable contractual stipulations decides to set at €150.000.000 (or the equivalent of this amount in the event of an issuance in another currency) the maximum nominal amount of debt securities that can be issued under this delegation, being specified that:

-	this amount shall be increased, if applicable, by any reimbursement premium above the nominal value,

-	this amount shall be deducted from the total limit referred to in the Twenty seventh resolution below,

-
this threshold does not apply to the debt securities referred to in Articles L. 228-40, L. 228-36 and L. 228-92 paragraph 3 of the French Commercial Code whose issue would be decided or authorized by the executive board under the conditions provided for by Article L. 228-40 of the French Commercial Code, or in other cases, under the conditions determined by the Company in accordance with the provisions of Article L. 228-36-A of the French Commercial Code.

decides that, if the subscriptions have not absorbed the entirety of such issue, the executive board may use, in the order it determines, any of the following:

-	limit the issuance to the amount of subscriptions, provided that the latter reaches at least three-quarters of the initially decided issue,

-	freely distribute all or part of the issued unsubscribed securities among the persons of its choice, and

-	offering all or part of the issued securities not subscribed to the public, on the French or international market,

decides that the issue price of the shares that may be issued by virtue of this delegation shall be set by the executive board in accordance with the provisions of Articles L. 22-10-52 and R. 22-10-32 of the French Commercial Code (for information, as of the date of this shareholders’ meeting, the issue price of the shares must be at least equal to the volume weighted average price of the Company’s ordinary shares on the regulated market of Euronext in Paris over the last three trading days preceding the launch of the public offering within the meaning of EU regulation No. 2017/1129 of 14 June 2017, possibly reduced by a maximum discount of 10%), it being specified that (i) in the event of the issuance of securities giving access to the capital, the issue price of the shares likely to result from their exercise, conversion or exchange may be set, where applicable, at the discretion of the executive board, by reference to a calculation formula defined by the executive board and applicable after the issuance of said securities (for example during their exercise, conversion or exchange) in which case the aforementioned maximum discount may be assessed, if the executive board deems it appropriate, on the date of application of said formula (and not on the date of pricing), and (ii) the issue price of the securities giving access to the capital, if applicable, issued under this resolution shall be such as the amount, if applicable, received immediately by the Company, increased by the amount which it may receive pursuant to the exercise or conversion of said securities, or, for each share issued as a result of the issuance of these securities, is at least equal to the aforementioned minimum amount, decides that the delegation thus granted to the executive board is valid for a period of twenty-six (26) months from this meeting and ends any previous delegation having the same purpose,

decides that the executive board shall have all powers, with the option of subdelegation under the conditions provided for by law, to implement, under the conditions set by law and by the bylaws, this delegation to effect in particular:

-	to set the dates, terms and conditions of any issue as well as the form and characteristics of the shares or securities giving access to the capital to be issued, with or without premium,

-
to set the amounts to be issued, the date of possible retroactive dividends of the shares or securities giving access to the capital to be issued, their subscription price, with or without premium, their mode of payment (which may be made in cash and/or by compensation with liquid and payable receivables or partly in cash and partly by incorporation of reserves, profits or issue premiums) as well as, where applicable, the procedures for exercising rights to exchange, convert, redeem or allocate shares. any other type of equity securities or securities giving access to the capital,

-
to make any adjustments required pursuant to legal or regulatory provisions and, if applicable, to applicable contractual provisions, to protect the rights of securities holders or other rights giving access to the Company's capital, and

-	to suspend, if applicable, the exercise of the rights attached to these securities for a maximum period of three months,

decides that the executive board shall be able to:

-
at its sole initiative and when it deems it appropriate, charge the costs, rights and fees occasioned by the capital increases carried out by virtue of the delegation referred to in this resolution, to the amount of the premiums relating to these transactions and deduct, on the amount of these premiums, the sums necessary to bring the legal reserve to one tenth of the new capital, after each transaction,

-
make any decision with a view to the admission of the securities and transferable securities thus issued for trading on the regulated market of Euronext in Paris or any other market, regulated or not, in France or abroad and, more generally

-
take all measures, enter into any commitment or agreement, and carry out all formalities necessary for the successful completion of the proposed issue, to proceed on one or more occasions, in the proportion and at the times that it shall assess, in France and/or, where applicable, abroad, to the aforementioned issues, as well as, where applicable, to suspend them, as well as for the purpose of finalizing the resulting capital increase, and make the correlative changes to the bylaws.

Nineteenth resolution
Delegation of authority to be granted to the executive board to increase the capital by issuing ordinary shares and/or any securities giving access to the share capital, with cancellation of the shareholders’ preferential subscription rights, within the framework of an offering referred to in paragraph 1 of Article L. 411-2 of the French Financial and Monetary Code

The shareholders' meeting, voting under the quorum and majority conditions required for extraordinary shareholders' meetings,

having reviewed the reports of the executive board and the statutory auditors,

in accordance with the provisions of Articles L. 225-129 et seq. of the French Commercial Code, and, in particular, Articles L. 225-129-2, L. 225-135, L. 225-135-1, L. 225-136, L. 228-91, L. 228-92 and L. 228-93, and L. 22-10-49 of the French Commercial Code,

delegates to the executive board, with the option of subdelegation under legal conditions, its power to decide, by means of an offering referred to in paragraph 1 of Article L. 411-2 of the Monetary and Financial Code, the issuance, in one or several times, in the proportions and at the times that it shall appreciate, in France or abroad, of ordinary shares of the Company or of equity securities giving access to other equity securities or giving right to the allocation of debt securities, and/or securities (including in particular, all debt securities) giving access to equity securities of the Company or of any company which directly or indirectly owns more than half of its capital or of which it would directly or indirectly own more than half of the capital, the said transferable securities being able to be issued in euros, in foreign currency or in any monetary units established by reference to several currencies at the choice of the executive board, decides that the executive board, prior to using this delegation, shall obtain the consent of the supervisory board,

decides that the securities thus issued may consist of debt securities, be associated with the issuance of such securities or enable their issuance as intermediate securities,

decides to cancel shareholders’ preferential subscription rights on ordinary shares or securities issued under this delegation,

specifies, where applicable, that the delegation entails the waiver by the shareholders of their preferential subscription rights, for the benefit of the holders of securities which may be issued thereunder, to any shares to which such securities shall entitle them, decides that the total nominal amount of the share capital increases likely to be carried out immediately and/or in the future, by virtue of this delegation, may not exceed €260,000, nor, in any event, exceed the limits provided for by the regulations applicable on the date of issue (for information, as of the date of this shareholders’ meeting, the issuance of equity securities by way of an offering referred to in paragraph 1 of Article L. 411-2 of Monetary and Financial Code is limited to 20% of the Company's capital per year, said capital being assessed on the day of the executive board's decision to use this delegation), maximum amount to which shall be added, where applicable, the additional amount of shares to be issued to preserve, in accordance with legal or regulatory provisions and, where applicable, the applicable contractual provisions, the rights of holders of securities giving access to the share capital, further decides that the nominal amount of any share capital increase likely to be so realized shall be deducted from the overall threshold provided for in the Twenty-seventh resolution below,

decides to set at €150.000.000 (or the equivalent of this amount in the event of an issuance in another currency) the maximum nominal amount of debt securities that can be issued under this delegation, being specified that:

-	this amount shall be increased, if applicable, by any reimbursement premium above the nominal value,

-	this amount shall be deducted from the total threshold referred to in the Twenty seventh resolution below,

-
this threshold does not apply to the debt securities referred to in Articles L. 228-40, L. 228-36-A and L. 228-92 paragraph 3 of the French Commercial Code whose issue would be decided or authorized by the executive board under the conditions provided for by Article L. 228-40 of the French Commercial Code, or in other cases, under the conditions determined by the Company in accordance with the provisions of Article L. 228-36-A of the French Commercial Code.

decides that, if the subscriptions have not absorbed the entirety of such issue, the executive board may use, in the order it determines, any of the following:

-	limit the issuance to the amount of subscriptions, provided that the latter reaches at least three-quarters of the initially decided issue,

-	freely distribute all or part of the issued unsubscribed securities among the persons of its choice,

decides that the issue price of the shares that may be issued by virtue of this delegation shall be set by the executive board in accordance with the provisions of Articles L. 22-10-52 and R. 22-10-32 of the French Commercial Code (for information, as of the date of this shareholders’ meeting, the issue price of the shares must be at least equal to the volume weighted average price of the Company’s ordinary shares on the regulated market of Euronext in Paris over the last three trading days preceding the launch of the public offering within the meaning of EU regulation No. 2017/1129 of 14 June 2017, possibly reduced by a maximum discount of 10%), it being specified that (i) in the event of the issuance of securities giving access to the capital, the issue price of the shares likely to result from their exercise, conversion or exchange may be set, where applicable, at the discretion of the executive board, by reference to a calculation formula defined by the executive board and applicable after the issuance of said securities (for example during their exercise, conversion or exchange) in which case the aforementioned maximum discount may be assessed, if the executive board deems it appropriate, on the date of application of said formula (and not on the date of pricing), and (ii) the issue price of the securities giving access to the capital, if applicable, issued under this resolution shall be such as the amount, if applicable, received immediately by the Company, increased by the amount that it may receive pursuant to the exercise or conversion of said securities, or, for each share issued as a result of the issuance of these securities, is at least equal to the aforementioned minimum amount, decides that the delegation thus granted to the executive board is valid for a period of twenty-six (26) months from this meeting and ends any previous delegation having the same purpose,

decides that the executive board shall have all powers, with the option of subdelegation under the conditions provided for by law, to implement, under the conditions set by law and by the bylaws, this delegation to effect in particular:

-	to set the dates, terms and conditions of any issue as well as the form and characteristics of the shares or securities giving access to the capital to be issued, with or without premium,

-
to set the amounts to be issued, the date of possible retroactive dividends of the shares or securities giving access to the capital to be issued, their subscription price, with or without premium, their mode of payment (which may be made in cash and/or by compensation with liquid and payable receivables or partly in cash and partly by incorporation of reserves, profits or issue premiums) as well as, where applicable, the procedures for exercising rights to exchange, convert, redeem or allocate shares. any other type of equity securities or securities giving access to the capital,

-
to make any adjustments required pursuant to legal or regulatory provisions and, if applicable, to applicable contractual provisions, to protect the rights of securities holders or other rights giving access to the Company's capital, and

-	to suspend, if applicable, the exercise of the rights attached to these securities for a maximum period of three months,

decides that the executive board shall be able to:

-
at its sole initiative and when it deems it appropriate, charge the costs, rights and fees occasioned by the capital increases carried out by virtue of the delegation referred to in this resolution, to the amount of the premiums relating to these transactions and deduct, on the amount of these premiums, the sums necessary to bring the legal reserve to one tenth of the new capital, after each transaction,

-
make any decision with a view to the admission of the securities and transferable securities thus issued for trading on the regulated market of Euronext in Paris or any other market, regulated or not, in France or abroad and, more generally

-
take all measures, enter into any commitment or agreement, and carry out all formalities necessary for the successful completion of the proposed issue, to proceed on one or more occasions, in the proportion and at the times that it shall assess, in France and/or, where applicable, abroad, to the aforementioned issues, as well as, where applicable, to suspend them, as well as for the purpose of finalizing the resulting capital increase, and make the correlative changes to the bylaws.

Twentieth resolution
Authorization to the executive board, in the event of the issuance of shares or any transferable security giving access to the capital with cancellation of shareholders' preferential subscription rights, in order to set the issue price within the limit of 10% of the share capital and within the limits set by the shareholders’ meeting

The shareholders' meeting, voting under the quorum and majority conditions required for extraordinary shareholders' meetings,

having reviewed the reports of the executive board and the statutory auditors,

in accordance with the provisions of Article L. 22-10-52 of the French Commercial Code,

authorizes the executive board, with the option of subdelegation, for a period of twenty-six (26) months from the date of this meeting, for each of the issuances decided within the framework of the delegations granted in the Eighteenth resolution and the Nineteenth resolution above and within the limit of 10% of the Company's capital (as it exists on the date of the transaction) per period of twelve (12) months, to waive the price setting conditions provided for in the aforementioned resolutions and to set the issue price of issued ordinary shares and/or securities giving access immediately or in the future to the capital, according to the following methods:

-
the issue price of ordinary shares shall be at least equal to the volume weighted average price of the Company’s ordinary shares on the regulated market of Euronext in Paris over the last three trading days preceding the executive board’s pricing decision, possibly reduced by a maximum discount of 15%, taking into account, if applicable, the date from which they shall bear dividend rights, being reminded that it may not in any event be lower than the nominal value of a share of the Company on the date of issuance of the relevant shares and it being specified that in the event of the issuance of securities giving access to the capital, the issue price of the shares likely to result from their exercise, conversion or exchange may be set, at the discretion of the executive board, by reference to a calculation formula defined by it and applicable after the issuance of said securities (for example during their exercise, conversion or exchange) in which case the abovementioned maximum discount may be assessed, if the executive board deems it appropriate, on the date of the application of said formula (rather than on the date of pricing), and

-
the issue price of the securities giving access to the capital shall be such that the sum immediately received by the Company, plus, if applicable, the sum that it is likely to subsequently receive, i.e., for each share issued as a result of the issuance of these securities, is at least equal to the issue price defined in the paragraph above, decides that the executive board, prior to using this authorization, shall obtain the consent of the supervisory board,

decides that the executive board shall have all powers to implement this resolution in the terms provided for by the resolution under which the issuance is decided,

states that this authorization terminates any prior authorization with the same purpose.

Twenty-first resolution
Delegation of authority to be granted to the executive board to increase the capital immediately or at a later date through the issuance of ordinary shares and/or securities, with cancellation of the shareholders’ preferential subscription rights to the benefit of a category of persons meeting specific characteristics in the context of the implementation of an equity (including, where applicable, an “At-the-market” or “ATM” program) or bond financing agreement,

The shareholders' meeting, voting under the quorum and majority conditions required for extraordinary shareholders' meetings,

having reviewed the reports of the executive board and the statutory auditors,

in accordance with the provisions of Articles L. 225-129 et seq. of the French Commercial Code, and, in particular, Articles L. 225-129-2, L. 225-135, L-225-138 and L. 228-91 et seq. of the Commercial Code, and Article L. 22-10-49 of the French Commercial Code,

delegates to the executive board, with the right to delegate and sub-delegate under legal conditions, its power to decide, in the proportions and at the times that it shall assess, one or more capital increases through the issuance, in France or abroad, of ordinary shares of the Company (including, where applicable, in the form of American Depositary Shares or American Depositary Receipts) or equity securities giving access to other equity securities or giving the right to the allocation of debt securities, and/or securities (including in particular, all debt securities) giving access to the Company's equity securities, it being specified that said securities may be issued in euros, in a foreign currency or in any monetary units established by reference to several currencies at the choice of the executive board, decides that the executive board, prior to using this authorization, shall obtain the consent of the supervisory board,

decides that the securities thus issued may consist of debt securities, be associated with the issuance of such securities (stock subscription certificates attached to bonds or issued to underwriters of such obligations in particular) or enable their issuance as intermediate securities, decides to remove the preferential rights of shareholders to subscribe for the Company's ordinary shares or other securities to be issued to the following class of persons:

-
any credit institution, any investment service provider, as well as any investment fund or company undertaking to subscribe for or guarantee the completion of the share capital increase or of any issue of securities likely to result in a capital increase (including, in particular, through the exercise of share subscription warrants) that could be carried out by virtue of this delegation in the context of the implementation of an equity or bond financing agreement, including in particular any "At-the-market" or "ATM" financing program, and, in this context, to subscribe for the securities issued;

specifies, where applicable, that the delegation entails the waiver by the shareholders of their preferential subscription rights, for the benefit of the holders of securities which may be issued thereunder, to any shares to which such securities shall entitle them, decides that the total nominal amount of the share capital increases likely to be carried out immediately and/or in the future, by virtue of this delegation, may not exceed €208,000 (representing approximately 20% of the existing share capital on the date of this authorization), or its equivalent in foreign currency, maximum amount to which shall be added, if applicable, the additional amount of shares to be issued to preserve, in accordance with legal or regulatory provisions and, where applicable, the stipulations applicable contractual rights, the rights of holders of securities and other rights giving access to shares, further decides that the nominal amount of any share capital increase likely to be so realized shall be deducted from the overall threshold provided for in the Twenty-seventh resolution below,

decides to set at €150.000.000 (or the equivalent of this amount in the event of an issuance in another currency) the maximum nominal amount of debt securities that can be issued under this delegation, being specified that:

-	this amount shall be increased, if applicable, by any reimbursement premium above the nominal value,

-	this amount shall be deducted from the total limit referred to in the Twenty seventh resolution below,

-
this threshold does not apply to the debt securities referred to in Articles L. 228-40, L. 228-36-A and L. 228-92 paragraph 3 of the French Commercial Code whose issue would be decided or authorized by the executive board under the conditions provided for by Article L. 228-40 of the French Commercial Code, or in other cases, under the conditions determined by the Company in accordance with the provisions of Article L. 228-36-A of the French Commercial Code.

decides that the issue price of the shares issued under this delegation shall be determined by the executive board and shall be at least equal to the volume weighted average price of the Company’s ordinary shares on the regulated market of Euronext in Paris over the last three trading days preceding the executive board’s pricing decision, possibly reduced by a maximum discount of 15%, taking into account, if applicable, the date from which they shall bear dividend rights; it being specified that (i) in the event of the issuance of securities giving access to the capital, the issue price of the shares likely to result from their exercise, conversion or exchange may be set, where applicable, at the discretion of the executive board, by reference to a calculation formula defined by the executive board and applicable after the issuance of said securities (for example during their exercise, conversion or exchange) in which case the aforementioned maximum discount may be assessed, if the executive board deems it appropriate, on the date of application of said formula (and not on the date of pricing), and (ii) the issue price of the securities giving access to the capital, if applicable, issued under this resolution shall be such as the amount, if applicable, received immediately by the Company, increased by the amount that it may receive pursuant to the exercise or conversion of said securities, or, for each share issued as a result of the issuance of these securities, is at least equal to the aforementioned minimum amount, specifies that the delegation thus granted to the executive board is valid for a period of eighteen months from this meeting,

decides that the executive board shall have all powers, with the option of subdelegation under the conditions provided for by law, to implement, under the conditions set by law and by the bylaws, this delegation to effect in particular:

-
to decide on the amount of the capital increase, the issue price (it being specified that it shall be determined in accordance with the conditions set out above) as well as the amount of the premium which may, if applicable, be requested at the issuance;

-	to stop the dates, terms and conditions of any issuance and the form and characteristics of the shares or securities giving access to the capital to be issued;

-	set the date from which the shares or securities giving access to the capital to be issued shall bear dividend rights, which may be retroactive, as well as their terms of payment;

-	to set the list of beneficiaries within the aforementioned category of persons and the number of securities to be attributed to each of them;

-
at its sole initiative and when it deems it appropriate, charge the costs, rights and fees occasioned by the capital increases carried out by virtue of the delegation referred to in this resolution, to the amount of the premiums relating to these transactions and deduct, on the amount of these premiums, the sums necessary to bring the legal reserve to one tenth of the new capital, after each transaction,

-	to acknowledge the completion of each capital increase and make the correlative changes to the statutes;

-
more generally, entering into any and all agreements, in particular in order to successfully complete the planned issuances, taking any and all measures and carrying out any and all formalities necessary for the issuance, listing and financial administration of the shares issued under this delegation, as well as for the exercise of the rights attached thereto;

-	to make any decision with a view to the admission of securities and securities thus issued in any market in which the Company's shares would be admitted to negotiations,

acknowledges that, in the event that the executive board would use the delegation of authority conferred to it in this resolution, the executive board shall report to the following ordinary shareholders’ meeting, in accordance with the law and regulations, the use of the authorizations conferred in this resolution.

Twenty-second resolution
Delegation of authority to be granted to the executive board to increase the capital by issuing ordinary shares and/or any securities, with cancellation of the shareholders’ preferential subscription rights to the benefit of categories of persons meeting specific characteristics (investors with experience in the health or biotechnology sector; credit institutions, investment services providers or a member of an investment syndicate guaranteeing the completion of the issuance in question)

The shareholders' meeting, voting under the quorum and majority conditions required for extraordinary shareholders' meetings,

having reviewed the reports of the executive board and the statutory auditors,

in accordance with the provisions of Articles L. 225-129 et seq. of the French Commercial Code, and, in particular, its Articles L. 225-129-2, L. 225-135, L-225-138 and L. 228-91 et seq. of the French Commercial Code, and Article L. 22-10-49 of the French Commercial Code

delegates to the executive board, with the power of delegation and subdelegation under legal conditions, its power to decide, in the proportions and at the times that it shall assess, one or more capital increases by issue, in France or abroad, ordinary shares of the Company (including, where applicable, represented by American Depositary Shares or American Depositary Receipts) or equity securities giving access to other equity securities or giving the right to the allocation of debt securities, and/or securities (including in particular, all debt securities) giving access to equity securities of the Company, it being specified that said transferable securities may be issued in euros, in foreign currency or in any monetary units established by reference to more currencies chosen by the executive board, decides that the securities thus issued may consist of debt securities, be associated with the issuance of such securities or enable their issuance as intermediate securities,

decides that the executive board, prior to using this authorization, shall obtain the consent of the supervisory board,

decides to remove the shareholders’ preferential rights to the Company's ordinary shares and securities that may be issued on the basis of this delegation to the benefit of the following categories of beneficiaries:

i.
all natural or legal persons (including all companies), trusts and investment funds, or other investment vehicles, whatever their form (including, without limitation, any investment fund or venture capital companies, in particular any FPCI, FCPI or FIP), governed by French or foreign law, whether they are shareholders of the Company or not, that invest on a regular basis, or that have invested more than €1 million over the 36 month-period preceding the issuance, in the health or biotechnology sectors, and/or

ii.
any credit institution, any investment service provider, as well as any investment fund or company undertaking to subscribe for or guarantee the completion of the share capital increase or of any issuance likely to result in a share capital increase in the future which could be completed pursuant to this delegation and subscribed by the persons referred to in (i) above, and, in this context, to subscribe for the securities issued, specifies, where applicable, that the delegation entails the waiver by the shareholders of their preferential subscription rights, for the benefit of the holders of securities which may be issued thereunder, to any shares to which such securities shall entitle them, decides that the total nominal amount of the share capital increases likely to be carried out immediately and/or in the future, by virtue of this delegation, may not exceed €625,000, or its equivalent in foreign currency, to which maximum amount shall be added, where applicable, the additional amount of shares to be issued to preserve, in accordance with legal or regulatory provisions and, where applicable, the applicable contractual provisions, the rights of holders of securities and other rights giving access to shares, further decides that the nominal amount of any share capital increase likely to be so realized shall be deducted from the overall threshold provided for in the Twenty-seventh resolution below,

decides to set at €150,000,000 (or the equivalent of this amount in the event of an issuance in another currency) the maximum nominal amount of debt securities that can be issued under this delegation, it being specified that:

-	this amount shall be increased, if applicable, by any reimbursement premium above the nominal value,

-	this amount shall be deducted from the total limit referred to in the Twenty seventh resolution below,

-
this threshold does not apply to the debt securities referred to in Articles L. 228-40, L. 228-36 and L. 228-92 paragraph 3 of the French Commercial Code whose issue would be decided or authorized by the executive board under the conditions provided for by Article L. 228-40 of the Commercial Code, or in other cases, under the conditions determined by the Company in accordance with the provisions of Article L. 228-36 of the French Commercial Code.

decides that if subscriptions have not absorbed the full issue of shares or securities giving access to the issued capital under this resolution, the executive board may limit the issuance to the amount of subscriptions provided that the latter reaches at least three-quarters of the agreed issue, decides that the issue price of the shares issued under this delegation shall be determined by the executive board and shall be at least equal to the volume weighted average price of the Company’s ordinary shares on the regulated market of Euronext in Paris over the last three trading days preceding the executive board’s pricing decision, possibly reduced by a maximum discount of 15%, taking into account, if applicable, the date from which they shall bear dividend rights; it being specified that (i) in the event of the issuance of securities giving access to the capital, the issue price of the shares likely to result from their exercise, conversion or exchange may be set, where applicable, at the discretion of the executive board, by reference to a calculation formula defined by the executive board and applicable after the issuance of said securities (for example during their exercise, conversion or exchange) in which case the aforementioned maximum discount may be assessed, if the executive board deems it appropriate, on the date of application of said formula (and not on the date of pricing), and (ii) the issue price of the securities giving access to the capital, if applicable, issued under this resolution shall be such as the amount, if applicable, received immediately by the Company, increased by the amount that it may receive pursuant to the exercise or conversion of said securities, or, for each share issued as a result of the issuance of these securities, is at least equal to the aforementioned minimum amount, specifies that the delegation thus granted to the executive board is valid for a period of eighteen months from this meeting,

decides that the executive board shall have all powers, with the option of subdelegation under the conditions provided for by law, to implement, under the conditions set by law and by the bylaws, this delegation to effect in particular:

-
to decide on the amount of the capital increase, the issue price (it being specified that it shall be determined in accordance with the conditions set out above) as well as the amount of the premium which may, if applicable, be requested at the issuance;

-	to stop the dates, terms and conditions of any issuance and the form and characteristics of the shares or securities giving access to the capital to be issued;

-
set the date from which the shares or securities giving access to the capital to be issued shall bear dividend rights, which may be retroactive, as well as their subscription price, with or without premium, and their terms of payment, (which may be carried out in cash and/or by offsetting with liquid debts and payable or partly in cash and partly by incorporation of reserves, profits or issue premiums);

-	to set the list of beneficiaries within the aforementioned category(ies) of persons and the number of securities to be attributed to each of them;

-
at its sole initiative and when it deems it appropriate, charge the costs, rights and fees occasioned by the capital increases carried out by virtue of the delegation referred to in this resolution, to the amount of the premiums relating to these transactions and deduct, on the amount of these premiums, the sums necessary to bring the legal reserve to one tenth of the new capital, after each transaction,

-	to acknowledge the completion of each capital increase and make the correlative changes to the statutes;

-
more generally, entering into any and all agreements, in particular in order to successfully complete the planned issuances, taking any and all measures and carrying out any and all formalities necessary for the issuance, listing and financial administration of the shares issued under this delegation, as well as for the exercise of the rights attached thereto;

-	to make any decision with a view to the admission of securities and securities thus issued in any market in which the Company's shares would be admitted to negotiations,

acknowledges that, in the event that the executive board would use the delegation of authority conferred to it in this resolution, the executive board shall report to the following ordinary shareholders’ meeting, in accordance with the law and regulations, the use of the authorizations conferred in this resolution.

Twenty-third resolution
Delegation of authority to be granted to the executive board to increase the capital by issuing ordinary shares and/or securities giving access to the share capital, with cancellation of the shareholders’ preferential subscription rights to the benefit of a category of persons meeting specific characteristics (industrial companies, institutions or entities active in the health or biotechnology sector)

The shareholders' meeting, voting under the quorum and majority conditions required for extraordinary shareholders' meetings,

having reviewed the reports of the executive board and the statutory auditors,

in accordance with the provisions of Articles L. 225-129 et seq. of the French Commercial Code, and, in particular, its Articles L. 225-129-2, L. 225-135, L-225-138 and L. 228-91 et seq. of the French Commercial Code, and Article L. 22-10-49 of the French Commercial Code

delegates to the executive board, with the power of delegation and subdelegation under legal conditions, its power to decide, in the proportions and at the times that it shall assess, one or more capital increases by issue, in France or abroad, ordinary shares of the Company (including, where applicable, represented by American Depositary Shares or American Depositary Receipts) or equity securities giving access to other equity securities or giving the right to the allocation of debt securities, and/or securities (including in particular, all debt securities) giving access to equity securities of the Company, it being specified that said transferable securities may be issued in euros, in foreign currency or in any monetary units established by reference to more currencies chosen by the executive board, decides that the securities thus issued may consist of debt securities, be associated with the issuance of such securities or enable their issuance as intermediate securities,

decides that the executive board, prior to using this authorization, shall obtain the consent of the supervisory board,

decides to remove the shareholders’ preferential rights to the Company's ordinary shares and securities that may be issued on the basis of this delegation to the benefit of the following category of beneficiaries:

−
all industrial companies, institutions or entities whatever their form, French or foreign, active in the health or biotechnology sector, directly or through a company controlled or by which they are controlled within the meaning of Article L. 233-3 I of the French Commercial Code, including where applicable in the context of entering into a commercial agreement or a partnership with the Company, including where applicable when a commercial agreement or partnership is concluded with the Company, specifies, where applicable, that the delegation entails the waiver by the shareholders of their preferential subscription rights, for the benefit of the holders of securities which may be issued thereunder, to any shares to which such securities shall entitle them, decides that the total nominal amount of the share capital increases likely to be carried out immediately and/or in the future, by virtue of this delegation, may not exceed €625,000, or its equivalent in foreign currency, to which maximum amount shall be added, where applicable, the additional amount of shares to be issued to preserve, in accordance with legal or regulatory provisions and, where applicable, the applicable contractual provisions, the rights of holders of securities and other rights giving access to shares, further decides that the nominal amount of any share capital increase likely to be so realized shall be deducted from the overall threshold provided for in the Twenty-seventh resolution below,

decides to set at €150,000,000 (or the equivalent of this amount in the event of an issuance in another currency) the maximum nominal amount of debt securities that can be issued under this delegation, it being specified that:

-	this amount shall be increased, if applicable, by any reimbursement premium above the nominal value,

-	this amount shall be deducted from the total limit referred to in the Twenty seventh resolution below,

-
this threshold does not apply to the debt securities referred to in Articles L. 228-40, L. 228-36 and L. 228-92 paragraph 3 of the French Commercial Code whose issue would be decided or authorized by the executive board under the conditions provided for by Article L. 228-40 of the Commercial Code, or in other cases, under the conditions determined by the Company in accordance with the provisions of Article L. 228-36 of the French Commercial Code.

decides that if subscriptions have not absorbed the full issue of shares or securities giving access to the issued capital under this resolution, the executive board may limit the issuance to the amount of subscriptions provided that the latter reaches at least three-quarters of the agreed issue, decides that the issue price of the shares issued under this delegation shall be determined by the executive board and shall be at least equal to the volume weighted average price of the Company’s ordinary shares on the regulated market of Euronext in Paris over the last three trading days preceding the executive board’s pricing decision, possibly reduced by a maximum discount of 15%, taking into account, if applicable, the date from which they shall bear dividend rights; it being specified that (i) in the event of the issuance of securities giving access to the capital, the issue price of the shares likely to result from their exercise, conversion or exchange may be set, where applicable, at the discretion of the executive board, by reference to a calculation formula defined by the executive board and applicable after the issuance of said securities (for example during their exercise, conversion or exchange) in which case the aforementioned maximum discount may be assessed, if the executive board deems it appropriate, on the date of application of said formula (and not on the date of pricing), and (ii) the issue price of the securities giving access to the capital, if applicable, issued under this resolution shall be such as the amount, if applicable, received immediately by the Company, increased by the amount that it may receive pursuant to the exercise or conversion of said securities, or, for each share issued as a result of the issuance of these securities, is at least equal to the aforementioned minimum amount, specifies that the delegation thus granted to the executive board is valid for a period of eighteen months from this meeting,

decides that the executive board shall have all powers, with the option of subdelegation under the conditions provided for by law, to implement, under the conditions set by law and by the bylaws, this delegation to effect in particular:

-
to decide on the amount of the capital increase, the issue price (it being specified that it shall be determined in accordance with the conditions set out above) as well as the amount of the premium which may, if applicable, be requested at the issuance;

-	to stop the dates, terms and conditions of any issuance and the form and characteristics of the shares or securities giving access to the capital to be issued;

-
set the date from which the shares or securities giving access to the capital to be issued shall bear dividend rights, which may be retroactive, as well as their subscription price, with or without premium, and their terms of payment (which may be carried out in cash and/or by offsetting with liquid debts and payable or partly in cash and partly by incorporation of reserves, profits or issue premiums);

-	to set the list of beneficiaries within the aforementioned category of persons and the number of securities to be attributed to each of them;

-
at its sole initiative and when it deems it appropriate, charge the costs, rights and fees occasioned by the capital increases carried out by virtue of the delegation referred to in this resolution, to the amount of the premiums relating to these transactions and deduct, on the amount of these premiums, the sums necessary to bring the legal reserve to one tenth of the new capital, after each transaction,

-	to acknowledge the completion of each capital increase and make the correlative changes to the statutes;

-
more generally, entering into any and all agreements, in particular in order to successfully complete the planned issuances, taking any and all measures and carrying out any and all formalities necessary for the issuance, listing and financial administration of the shares issued under this delegation, as well as for the exercise of the rights attached thereto;

-	to make any decision with a view to the admission of securities and securities thus issued in any market in which the Company's shares would be admitted to negotiations,

acknowledges that, in the event that the executive board would use the delegation of authority conferred to it in this resolution, the executive board shall report to the following ordinary shareholders’ meeting, in accordance with the law and regulations, the use of the authorizations conferred in this resolution.

Twenty-fourth resolution
Delegation of authority to be granted to the executive board to increase the number of securities to be issued in the event of a capital increase with or without preferential subscription rights

The shareholders' meeting, voting under the quorum and majority conditions required for extraordinary shareholders' meetings,

having reviewed the reports of the executive board and the statutory auditors,

in accordance with the provisions of Articles L. 225-129, L. 225-129-2, L. 225-135 et seq., L. 228-91 and L. 228-92 of the French Commercial Code,

delegates to the executive board its authority to increase the number of shares or securities to be issued in the event of excess demand for subscriptions in the context of capital increases of the Company with or without preferential subscription rights decided pursuant to the Seventeenth Resolution, the Eighteenth Resolution, the Nineteenth Resolution, the Twenty-First Resolution, the Twenty-Second Resolution and the Twenty-Third Resolution above, in accordance with the conditions set out in Article L. 225-135-1 and R. 225-118 of the French Commercial Code (i.e., to date, within thirty days of the closing of the subscription, at the same price as that used for the initial issue and up to a limit of 15% of the issue price), said shares conferring the same rights as the old shares subject to their date from which they shall bear dividend rights, decides that the executive board, prior to using this delegation of authority, shall obtain the consent of the supervisory board,

specifies that the nominal amount of any share capital increase decided pursuant to this delegation of authority in the context of increases in the Company's share capital with or without preferential subscription rights decided pursuant to the above resolutions shall be deducted from the overall threshold provided for in the Twenty-seventh Resolution below, to which shall be added, where applicable, the additional amount of shares or securities that may be issued in addition to the above in order to preserve, in accordance with the law and, where applicable, with the applicable contractual stipulations, the rights of the holders of securities and other rights giving access to the capital, decides that this delegation of authority is hereby granted to the executive board for a period of 26 (twenty-six) months from the date of this meeting and shall supersede any previous delegation of authority for the same purpose, decides that the executive board shall have full powers, with the option of subdelegation under the conditions provided for by law, to implement this delegation of powers, in particular for the following purposes:

-	to determine the dates, terms and conditions of any issue as well as the form and characteristics of the shares or securities giving access to the capital to be issued, with or without premium,

-
to set the amounts to be issued, the date from which the shares or securities giving access to the capital to be issued shall bear dividend rights, which may be retroactive, their subscription price, with or without a premium, their method of payment (which may be in cash and/or by offsetting liquid and payable debts or partly in cash and partly by incorporation of reserves, profits or issue premiums) as well as, where applicable, the methods of exercising the rights to exchange, convert, reimburse or allocate in any other manner equity securities or securities giving access to the capital,

-
to make all adjustments required by law or regulation and, where applicable, by the applicable contractual provisions, to protect the rights of holders of securities and other rights giving access to the Company's capital and

-	to suspend, where applicable, the exercise of the rights attached to such securities for a maximum period of three months,

decides that the executive board may:

-
at its sole discretion and when it deems appropriate, charge the expenses, duties and fees generated by the capital increases carried out pursuant to the delegation of authority referred to in this resolution against the amount of the premiums relating to these operations and deduct from the amount of these premiums the amounts necessary to bring the legal reserve to one tenth of the new capital, after each operation,

-
make any decision with a view to the admission of the shares and securities thus issued to trading on the regulated market of Euronext in Paris or any other regulated or unregulated market, in France or abroad, and, more generally,

-
take all measures, enter into all commitments or agreements and carry out all formalities necessary for the successful completion of the proposed issue, in order to carry out the aforementioned issuances on one or more occasions, in the proportions and at the times it deems appropriate, in France and/or, where applicable, abroad, as well as, where applicable, in order to postpone such issuances, and in order to finalize the resulting capital increase, and to make the corresponding amendments to the bylaws.

Twenty-fifth resolution
Delegation of authority to be granted to the executive board for the purpose of issuing ordinary shares and securities granting access to the Company’s capital, in the event of a tender offer with an exchange component initiated by the Company

The shareholders' meeting, voting under the quorum and majority conditions required for extraordinary shareholders' meetings,

having reviewed the reports of the executive board and the statutory auditors,

in accordance, in particular, with the provisions of Articles L. 22-10-49, L. 22-10-54, L. 225-129 to L. 225-129-6, L. 228-91 and L. 228-92 of the French Commercial Code,

delegates to the executive board the power to decide, on one or more occasions, to issue ordinary shares of the Company and/or securities giving access by any means, immediately and/or in the future, to ordinary shares of the Company in consideration for securities tendered to a tender offer including an exchange component initiated by the Company in France or abroad, in accordance with local rules, for securities of another company admitted to trading on one of the stock exchanges referred to in Article L. 22-10-54 above, said shares conferring the same rights as the existing shares, subject to the date from which they shall bear dividend rights, decides that the executive board, prior to using this delegation of authority, shall obtain the consent of the supervisory board,

decides that the securities thus issued may consist of debt securities, be associated with the issuance of such securities or enable their issuance as intermediate securities,

specifies, where applicable, that the delegation entails the waiver by the shareholders of their preferential subscription rights, for the benefit of the holders of securities which may be issued thereunder, to any shares to which such securities shall entitle them, decides that the total nominal amount of the share capital increases that may be carried out immediately and/or in the future, pursuant to this delegation of authority, may not exceed €516,000, to which shall be added, where applicable, the amount of additional shares to be issued to preserve, in accordance with the applicable laws or regulations and, where applicable, the contractual provisions, the rights of the holders of securities and other rights giving access to the capital, further decides that the nominal amount of any share capital increase that may be completed in this way shall be deducted from the overall threshold provided for in the Twenty-seventh Resolution below,

decides to set at €150,000,000 (or the equivalent of this amount in the event of an issuance in another currency) the maximum nominal amount of debt securities that can be issued under this delegation, it being specified that:

-	this amount shall be increased, if applicable, by any reimbursement premium above the nominal value,

-	this amount shall be deducted from the total limit referred to in the Twenty seventh resolution below,

-
this threshold does not apply to the debt securities referred to in Articles L. 228-40, L. 228-36 and L. 228-92 paragraph 3 of the French Commercial Code whose issue would be decided or authorized by the executive board under the conditions provided for by Article L. 228-40 of the Commercial Code, or in other cases, under the conditions determined by the Company in accordance with the provisions of Article L. 228-36 of the French Commercial Code.

decides that the delegation of authority thus granted to the executive board shall be valid for a period of 26 (twenty-six) months from the date of this meeting and shall supersede any previous delegation of authority for the same purpose, decides that the executive board shall have full powers, with the option of sub-delegation under the conditions laid down by law, to implement this delegation of authority and, in particular, to:

-	determine the list of securities contributed to the exchange as well as the form and characteristics of the shares or securities giving access to the capital to be issued, with or without premium,

-	set the terms of the issuance, the exchange ratio and, if applicable, the amount of the cash balance to be paid,

-
determine the terms and conditions of the issuance in the context of a public exchange offer, an alternative tender or exchange offer, on a principal basis, combined with a public exchange or tender offer on a subsidiary basis,

-	record the number of securities contributed to the exchange,

-
set the date from which the shares or securities giving access to the capital to be issued shall bear dividend rights, which may be retroactive, the manner in which they are to be paid up and, where applicable, the terms and conditions for exercising the rights to exchange, convert, redeem or otherwise allocate equity securities or securities giving access to the capital,

-	record the difference between the issue price of the new ordinary shares and their nominal value on the liabilities side of the balance sheet in the "contribution premium" account,

-
make any adjustments required by law or regulations and, where applicable, by the applicable contractual provisions, to protect the rights of holders of securities giving access to the Company's capital, and

-	suspend, where applicable, the exercise of the rights attached to such securities for a maximum period of three months,

decides that the executive board may:

-
at its sole discretion and when it deems appropriate, charge the expenses, duties and fees generated by the capital increases carried out pursuant to the delegation of authority referred to in this resolution against the amount of the premiums relating to these operations and deduct from the amount of these premiums the amounts necessary to bring the legal reserve to one tenth of the new capital, after each operation,

-
make any decision with a view to the admission of the shares and securities thus issued to trading on the regulated market of Euronext in Paris or any other regulated or unregulated market, in France or abroad, and, more generally,

-
take all measures, enter into all commitments or agreements and carry out all formalities necessary for the successful completion of the proposed issue and in order to finalize the resulting capital increase, and to make the corresponding amendments to the bylaws.

Twenty-sixth resolution
Delegation of powers to the executive board to increase the share capital, within the limits of 10% of the share capital, to compensate contributions in kind of equity securities or securities giving access to the share capital of third-party companies outside a public exchange offer

The shareholders' meeting, voting under the quorum and majority conditions required for extraordinary shareholders' meetings,

having reviewed the reports of the executive board and the statutory auditors,

in accordance with the provisions of Article L. 225-147 and Article L. 22-10-53 of the French Commercial Code,

delegates to the executive board its powers to decide, on the basis of the report of one or more contribution auditors, to issue, on one or more occasions, in such proportions and at such times as it shall see fit, ordinary shares in the Company or securities giving access by any means, immediately and/or in the future, to ordinary shares in the Company, in consideration for contributions in kind granted to the Company and consisting of equity securities or securities giving access to the capital when the provisions of Article L. 22-10-54 of the French Commercial Code are not applicable, said shares conferring the same rights as the old shares subject to their date from which they shall bear dividend rights, decides that the executive board, prior to using this delegation of authority, shall obtain the consent of the supervisory board,

decides that the securities thus issued may consist of debt securities, be associated with the issuance of such securities or enable their issuance as intermediate securities,

duly notes, to the extent necessary, that this delegation of authority shall, ipso jure, entail the express waiver by the shareholders, in favor of the holders of the securities thus issued, of their preferential subscription rights to the shares to which these securities shall entitle them, decides that the total nominal amount of the share capital increases that may be carried out immediately and/or in the future, pursuant to this delegation of authority, may not exceed 10% of the Company's share capital (as it exists on the date of the operation), to which shall be added, where applicable, the amount of additional shares to be issued to preserve, in accordance with the applicable laws or regulations and, where applicable, the contractual provisions, the rights of the holders of securities and other rights giving access to the share capital, further decides that the nominal amount of any share capital increase that may be completed in this way shall be deducted from the overall threshold provided for in the Twenty-seventh Resolution below,

decides to set at €150,000,000 (or the equivalent of this amount in the event of an issuance in another currency) the maximum nominal amount of debt securities that can be issued under this delegation, it being specified that:

-	this amount shall be increased, if applicable, by any reimbursement premium above the nominal value,

-	this amount shall be deducted from the total limit referred to in the Twenty seventh resolution below,

-
this threshold does not apply to the debt securities referred to in Articles L. 228-40, L. 228-36 and L. 228-92 paragraph 3 of the French Commercial Code whose issue would be decided or authorized by the executive board under the conditions provided for by Article L. 228-40 of the Commercial Code, or in other cases, under the conditions determined by the Company in accordance with the provisions of Article L. 228-36 of the French Commercial Code.

decides that the delegation of authority thus granted to the executive board shall be valid for a period of 26 (twenty-six) months from the date of this meeting and shall supersede any previous delegation of authority for the same purpose, duly notes that the executive board has full powers, with the option of sub-delegation under the conditions provided for by law, to approve the valuation of the contributions, to decide on and record the completion of the capital increase compensating the contribution transaction, to charge to the contribution premium, where applicable, all the costs and duties incurred by the capital increase, to deduct from the contribution premium, if it deems it necessary, the amounts required to fund the legal reserve, to make the corresponding amendments to the bylaws, to take any decision with a view to the admission of the securities thus issued to trading on the regulated mark of Euronext in Paris and, more generally, to do all that it deems necessary.

Twenty-seventh resolution
Overall limit on the amount of issuances carried out pursuant to the Seventeenth Resolution, the Eighteenth Resolution, the Nineteenth Resolution, the Twenty-first Resolution, the Twenty-second Resolution, the Twenty-third Resolution, the Twenty-fourth Resolution, the Twenty-fifth Resolution and the Twenty-sixth Resolution above and the Thirty-fifth Resolution below

The shareholders' meeting, voting under the quorum and majority conditions required for extraordinary shareholders' meetings,

having reviewed the reports of the executive board and the statutory auditors,

decides as follows:

-
the maximum aggregate nominal amount of the capital increases that may be carried out pursuant to the delegations of authority granted under the terms of the Seventeenth Resolution, the Eighteenth Resolution, the Nineteenth Resolution, the Twenty-First Resolution, the Twenty-Second Resolution, the Twenty-Third Resolution, the Twenty-Fourth Resolution, the Twenty-Fifth Resolution, the Twenty-Sixth Resolution above and the Thirty-Fifth Resolution below is set at €625,000, it being specified that the additional amount of shares to be issued to preserve the rights of holders of securities and other rights giving access to shares, in accordance with legal or regulatory provisions and, where applicable, applicable contractual provisions, shall be added to this threshold,

-
the maximum aggregate nominal amount of the debt securities that may be issued pursuant to the delegations of authority granted under the aforementioned resolutions is set at € 150,000,000 (or the equivalent value on the date of issue of this amount in a foreign currency or in a unit of account established by reference to several currencies), it being specified that this threshold shall not apply to the debt securities referred to in Articles L. 228-40, L. 228-36-A and L. 228-92 paragraph 3 of the French Commercial Code, the issuance of which would be decided or authorized by the executive board under the conditions provided for in Article L. 228-40 of the French Commercial Code, or in other cases, under the conditions that the Company would determine in accordance with the provisions of Article L. 228-36-A of the French Commercial Code.

Twenty-eighth resolution
Delegation of authority to be granted to the executive board to increase the share capital by way of incorporation of premiums, reserves, profits or other items

The shareholders' meeting, voting under the quorum and majority conditions provided for in article L. 225-130 of the French commercial code,

having reviewed the report of the executive board,

in accordance, in particular, with the provisions of Articles L. 225-129, L. 225-129-2, and L. 225-130 of the French Commercial Code,

delegates to the executive board, with the option of sub-delegation under the conditions provided for by law, the power to decide on one or more capital increases by incorporation into the capital of premiums, reserves, profits or other items for which the capitalization is authorized both by law and by the bylaws, and in the form of an allocation of new free shares, an increase in the nominal value of existing shares or a combination of these two procedures, said shares conferring the same rights as the existing shares, subject to their date from which they shall bear dividend rights, decides that the executive board, before using this delegation of authority, shall submit the principle thereof to the supervisory board,

decides that the total nominal amount of the share capital increases likely to be completed immediately and/or in the future may not exceed €25,000, to which shall be added, where applicable, the additional amount of the shares to be issued to preserve, in accordance with applicable laws or regulations and, where applicable, contractual provisions, the rights of the holders of securities and other rights granting access to shares, it being specified that this threshold is set autonomously and separately from the threshold referred to in the Twenty-seventh Resolution above, decides, in accordance with the provisions of Article L. 225-130 of the French Commercial Code, that in the event that the executive board makes use of this delegation of authority, fractional rights shall not be negotiable and the corresponding securities shall be sold, with the proceeds of the sale being allocated to the holders of the rights within the period provided for by law, decides that this delegation of authority to the executive board shall be valid for a period of 26 (twenty-six) months from the date of this general shareholders' meeting and shall supersede any previous delegation of authority for the same purpose.

Twenty-ninth resolution
Authorization for the executive board to grant options to subscribe or purchase Company shares

The shareholders' meeting, voting under the quorum and majority conditions required for extraordinary shareholders' meetings,

having reviewed the reports of the executive board and the statutory auditors,

authorizes the executive board, within the framework of Articles L. 225-177 to L. 225-185 of the French Commercial Code, to grant, during the periods authorized by law, on one or more occasions, to employees and/or corporate officers (or some of them) of the Company and of the companies and economic interest groupings affiliated to the Company under the conditions defined in Article L. 225-180-I of the said Code, options giving the right to subscribe for or purchase ordinary shares, it being specified that:

-	the number of options allocated under this authorization may not give the right to purchase or subscribe for more than 850,000 shares with a nominal value of €0.03 each,

-	this number shall be deducted from the overall threshold provided for in the Thirty-second Resolution below, and

-	the total number of shares that may be subscribed through the exercise of options granted and not yet exercised may never exceed one-third of the share capital,

specifies that, for as long as the Company's shares are admitted to trading on the regulated market of Euronext in Paris, in order to be able to grant options to the Company's managers referred to in Paragraph 4 of Article L. 225-185 of the French Commercial Code, the executive board shall comply with the provisions of Article L. 22-10-58 of the French Commercial Code (as of the date hereof, granting of options or free shares to all employees of the Company and at least 90% of all employees of its subsidiaries within the meaning of Article L. 233-1 of the French Commercial Code and covered by Article L. 210-3 of said Code or the implementation by the company of a profit-sharing or incentive agreement for the benefit of at least 90% of all the employees of its subsidiaries within the meaning of Article L. 233-1 of the French Commercial Code and covered by Article L. 210-3 of said Code), decides that the executive board, prior to using this authorization, shall obtain the consent of the supervisory board,

decides that this authorization is granted for a period of 38 (thirty-eight) months from this day and supersedes the authorization granted by the extraordinary shareholders’ meeting held 30 November 2020 pursuant to its eleventh resolution, decides that this authorization includes, in favor of the beneficiaries of the options to subscribe for shares, an express waiver by the shareholders of their preferential subscription rights to the shares that shall be issued as and when the options to subscribe for shares are exercised, and shall be implemented under the conditions and in accordance with the procedures provided for by the law and regulations in force on the date of grant of the options to subscribe for or purchase shares, as applicable, decides that the purchase or subscription price per share shall be set by the executive board on the day the option is granted within the limits provided for by law and this resolution, and shall not be equal to less than ninety-five per cent (95%) of the average share price over the last twenty trading days on the regulated market of Euronext in Paris preceding the date of the executive board’s decision to grant the options, rounded up to the nearest one-hundredth of a euro, nor, in the case of options to purchase share, to 80% of the average purchase price of the Company shares held by the Company, rounded up to the nearest one-hundredth of a euro, decides that the price set for the subscription or purchase of the shares to which the options entitle the holder may not be modified during the term of the options, it being specified, however, that if the Company were to carry out one of the transactions referred to in Article L. 225-181 of the French Commercial Code, it would have to take the necessary measures to protect the interests of the beneficiaries of the options in accordance with the conditions set out in Article L. 228-99 of the French Commercial Code,

decides that in the event of the issuance of new equity securities or new securities giving access to the capital as well as in the event of a merger or demerger of the Company, the executive board may suspend the exercise of the options, if applicable, sets the term of validity of the options at 10 (ten) years from the date of grant, it being specified, however, that this term may be reduced by the executive board for beneficiaries who are residents of a given country to the extent necessary to comply with the law of said country, confers full powers on the executive board within the limits set out above to:

-	determine the identity of the beneficiaries of the options to subscribe for or purchase shares as well as the number of options to be granted to each of them;

-
set the purchase and/or subscription price of the shares to which the options entitle the holder within the limits of the aforementioned texts, it being specified that the subscription price per share must be higher than the amount of the nominal value of the share;

-
ensure that the number of options granted by the executive board is set in such a way that the total number of options granted and not yet exercised may not give the right to subscribe for a number of shares exceeding one-third of the share capital;

-
determine the terms and conditions of the stock option plan and set the conditions under which the options shall be granted, including, in particular, the vesting schedule of the options granted, which may vary depending the holders; it being specified that these conditions may include clauses prohibiting the immediate resale of all or part of the shares issued upon exercise of the options, within the limits set by law;

-	to acquire any shares in the Company that may be necessary for the sale of any shares to which the options entitle the holder;

-
carry out, either by itself or through an agent, all acts and formalities for the purpose of finalizing the capital increases that may be carried out pursuant to the authorization covered by this delegation of authority;

-
charge, if it deems necessary, the costs of the capital increases against the amount of the premiums relating to these increases and deduct from this amount the amounts necessary to raise the legal reserve to one-tenth of the new capital after each increase;

-	to amend the bylaws accordingly and, in general, to do all that is necessary,

decides that the executive board shall inform the ordinary general shareholders' meeting each year of the transactions carried out pursuant to this resolution.

Thirtieth resolution
Authorization to be given to the executive board to grant new or existing free shares

The shareholders' meeting, voting under the quorum and majority conditions required for extraordinary shareholders' meetings,

having reviewed the reports of the executive board and the statutory auditors,

in accordance with the provisions of Articles L. 225-197-1 et seq. of the French Commercial Code,

authorizes the executive board to proceed with the free grant, on one or more occasions, of existing shares or shares to be issued by the Company to employees of the Company, or certain categories of employees, and/or its corporate officers who meet the conditions set out in Article L. 225-197-1, II of the French Commercial Code, as well as to employees of companies or economic interest groupings in which the Company holds, directly or indirectly, at least 10% of the share capital or voting rights at the date of grant of the relevant shares, decides that the executive board, prior to using this authorization, shall obtain the consent of the supervisory board,

decides to set the total number of free shares that may be granted by the executive board pursuant to this authorization at 850,000 shares with a nominal value of €0.03 each, it being specified that the total number of free shares granted by the executive board may never exceed the overall threshold of 10% of the Company's existing share capital on the date of the decision to grant the free shares, it being specified that this amount shall be deducted from the overall threshold provided for in the Thirty-second Resolution below, decides that the grant of shares to their beneficiaries shall be final and binding, subject to the fulfillment of any conditions or criteria that may be set by the executive board, at the end of a period of at least one year (the "Acquisition Period") and that the beneficiaries of these shares shall, where applicable, retain them for a period set by the executive board (the "Holding Period") which, together with the Acquisition Period, may not be less than two years, decides, notwithstanding the above, that the shares shall be definitively granted before the end of the Acquisition Period in the event of the beneficiary's disability corresponding to the classification in the second and third categories provided for in Article L. 341-4 of the French Social Security Code,

decides that the shares granted shall be freely transferable in the event of a grant request made by the heirs of a deceased beneficiary or in the event of the beneficiary's disability corresponding as classified in the aforementioned categories of the French Social Security Code, decides that the duration of the Allocation Period and the Holding Period shall be set by the executive board within the above-mentioned limits,

duly notes that, in accordance with the provisions of Article L. 225-197-1 of the French Commercial Code, when the grant pertains to shares to be issued, this authorization shall automatically entail, in favor of the beneficiaries of the free shares, the waiver by the shareholders of their preferential subscription rights to the new shares issued, the corresponding capital increase being definitively completed solely by virtue of the definitive grant of the shares to the beneficiaries, acknowledges that this authorization entails, where necessary, the waiver by the shareholders, in favor of the free share beneficiaries, of the portion of the reserves, profits or premiums which, if applicable, will be used in the event of issuance of new shares at the end of the Acquisition Period, it being specified that all powers are delegated to the executive board for the realization of said issuance, delegates full powers to the executive board to:

-	grants full powers to the executive board to:

-	record the existence of sufficient reserves and, at the time of each grant, transfer to an unavailable reserve account the sums required to pay up the new shares to be granted,

-	determine the identity of the beneficiaries of the grants and the number of shares that may be granted to each of them;

-	fix the terms and if necessary the criteria for the allocation of these shares;

if necessary:

-	decide, in due course, the capital increase(s) correlative to the issuance of any new free shares;

-	carry out any share purchases required to deliver any existing free shares;

-	take all useful measures to ensure compliance with the conservation obligation required of the beneficiaries,

-	and, generally, to do within the framework of the legislation in force, all that the implementation of this authorization will make necessary,

sets the period of validity of this authorization at 38 (thirty-eight) months as from this day,

specifies, as necessary, that this authorization terminates and supersedes any authorization previously granted to grant free shares of the Company.

Thirty-first resolution
Delegation of authority to be granted to the executive board for the purpose of issuing and allocating warrants to a category of persons who meet specific characteristics

The shareholders' meeting, voting under the quorum and majority conditions required for extraordinary shareholders' meetings,

having reviewed the reports of the executive board and the statutory auditors,

delegates the authority to the executive board to grant a maximum number of 850,000 ordinary share subscription warrants (bons de souscription d’actions, the “BSAs”), each giving the right to subscribe for one ordinary share of the Company with a nominal value of €0.03, and that this number shall be deducted from the overall threshold provided for in the Thirty-second Resolution below, decides that the executive board, prior to using this delegation of authority, shall obtain the consent of the supervisory board,

decides that the issue price of a BSA shall be determined by the executive board on the date of issuance of said BSA based on its characteristics and shall be at least equal to 5% of the volume weighted average price of the Company’s ordinary shares on the regulated market of Euronext in Paris over the last five trading days preceding the date of grant of said BSA by the executive board, decides to cancel, for these BSAs, the shareholders' preferential subscription rights, as said BSAs may only be allocated to the following category of beneficiaries: (i) members and observers of the Company's supervisory board in office on the date of grant of the BSAs who are not employees or officers of the Company or any of its subsidiaries, or (ii) persons linked to the Company by a service or consulting contract, or (iii) members of any committee that the supervisory board has set up or may set up in the future who are neither employees nor officers of the Company or any of its subsidiaries (the "Beneficiaries"), decides, in accordance with the provisions of Article L. 225-138-I of the French Commercial Code, to delegate to the executive board the task of determining the list of Beneficiaries and the proportion of the BSAs allocated to each Beneficiary thus designated, accordingly authorizes the executive board, within the limits of the foregoing, to issue and grant the BSAs on one or more occasions, to each Beneficiary,

decides to delegate to the executive board the task of determining, for each Beneficiary, the terms and conditions for the exercise of the BSAs and, in particular, the issue price of the BSAs, the subscription price (including the issue premium) of the share to which each warrant shall entitle the Beneficiary (the "Exercise Price") as determined by the executive board under the conditions specified below, and the term of the BSAs, it being specified that this term shall not exceed 10 (ten) years, decides that each BSA shall entitle to the subscription, under the conditions defined below, of one ordinary share with a nominal value of €0.03 at an Exercise Price determined by the executive board on the date of grant of the BSAs, which shall be at least equal to the volume weighted average price of the Company’s ordinary shares on the regulated market of Euronext in Paris over the last five trading days preceding the date of the decision of the executive board to grant the BSAs, decides that the ordinary shares thus subscribed shall be fully paid up at the time of their subscription, either by payment in cash or by offsetting liquid and due claims,

decides that the new shares issued to the Beneficiary upon exercise of the BSAs shall be subject to all the provisions of the bylaws and shall bear dividend rights as from the first day of the financial year during which they are issued, decides that the BSAs shall be transferable. They shall be issued in registered form and shall be registered in an account,

decides the issuance of a maximum of 850,000 ordinary shares to which the exercise of the issued BSAs shall entitle the holder,

specifies that, pursuant to the provisions of Articles L. 228-91 and L. 225-132 of the French Commercial Code, this decision entail a waiver by the shareholders of their preferential subscription rights, in favor of the BSA holders, to the ordinary shares to which the BSA entitle their holders, reiterates that in accordance with article L. 228-98 of the French commercial code:

-
in the event of a share capital reduction motivated by losses by way of a reduction in the number of shares, the rights of the BSA holders as to the number of shares to be received upon exercise of the BSAs shall be reduced accordingly as if the said holders had been shareholders from the date of issuance of the BSAs;

-
in the event of a share capital reduction motivated by losses by way of a reduction in the par value of the shares, the subscription price of the shares to which the BSAs entitle the holders will remain unchanged, the issue premium being increased by the amount of the reduction in nominal value, resolves in addition that:

-
in the event of a capital reduction not motivated by losses through a reduction in the nominal value of the shares, the subscription price of the shares to which the BSAs entitle the holder will be reduced by the same amount;

-
in the event of a capital reduction not motivated by losses through a reduction in the number of shares, the holders of the BSAs, if they exercise their BSAs, may request the repurchase of their shares under the same conditions as if they had been shareholders at the time of the repurchase by the Company of its own shares;

resolves, in accordance with article L. 228-98 of the French commercial code, that the Company is authorized to modify its form and its corporate purpose without having to request the authorization of the holders of the BSAs, reiterates that in accordance with article L. 228-98 of the French commercial code, the Company may amend the rules for the distribution of its profits, amortize its capital and create preferred shares resulting in such amendment or amortization, subject to taking the necessary steps to maintain the rights of holders of securities giving access to the capital under the conditions defined in article L. 228-99 of the commercial code, authorizes the Company to require BSA holders to repurchase or redeem their rights as provided for in article L. 208-102 of the French commercial code,

resolves that, should it be necessary to make the adjustment provided for in article L. 228-99 3° of the French commercial code, the adjustment would be made by applying the method provided for in article R. 228-91 of the commercial code, it being specified that the value of the preferential subscription right as well as the value of the share before detachment of the subscription right would, if necessary, be determined by the executive board on the basis of the subscription, exchange or sale price per share retained at the time of the last operation carried out on the Company's capital (capital increase, contribution of securities, sale of shares, etc.). ) during the six (6) months preceding the meeting of the said executive board, or, if no such transaction is carried out during this period, on the basis of any other financial parameter that appears relevant to the executive board (and that will be validated by the Company's statutory auditor), resolves to grant full powers to the executive board to implement this delegation, so as to:

-
issue and grant the BSAs and set the subscription price, the terms of exercise and the final terms of the BSAs in accordance with the provisions of this resolution and within the limits fixed in this resolution;

-	determine the identity of the Beneficiaries of the BSAs and the number of BSAs granted to each of them;

-	set the price of the share that may be subscribed for upon exercise of a BSA under the aforementioned conditions;

-
record the number of ordinary shares issued upon the exercise of the BSAs, to carry out all formalities following the corresponding capital increases and to make the corresponding amendments to the Company's bylaws;

-	take all measures to protect the BSA holders in the event of a financial transaction concerning the Company, in accordance with the legal and regulatory provisions in force;

-	in general, take any measures and carry out any formalities necessary for this issuance,

resolves that this delegation is granted for a period of eighteen (18) months from the date of this meeting and terminates any previous delegation having the same purpose.

Thirty-second resolution
Overall limits on the amount of issues carried out pursuant to the Twenty-ninth, Thirtieth Resolution and Thirty-first Resolution above

The shareholders' meeting, voting under the quorum and majority conditions required for extraordinary shareholders' meetings,

having reviewed the reports of the executive board and the statutory auditors,

decides that the sum of (i) the shares likely to be issued or acquired on the exercise of the options granted by virtue of the Twenty-ninth Resolution above, (ii) the free shares likely to be granted pursuant to the Thirtieth Resolution above, and (iii) the shares likely to be issued on the exercise of the share subscription warrants that would be granted pursuant to the Thirty-first Resolution above, may not exceed 850,000 shares, it being specified that the additional amount of shares to be issued to preserve, in accordance with the applicable contractual provisions, the rights of holders of securities and other rights giving access to shares shall be added to this threshold.

Thirty-third resolution
Amendment of the age limit applicable to members of the supervisory board – amendments in correlation with the bylaws

The shareholders' meeting, voting under the quorum and majority conditions required for extraordinary shareholders' meetings,

having reviewed the report of the executive board,

decides to amend the age limit applicable to the members of the supervisory board from 70 to 80 years and to amend accordingly:

(i) the last paragraph of Article 15 of the bylaws to read as follows:

"The number of members of the supervisory board who are over 80 years of age may not exceed one-third of the members in office. When this age limit has been reached during the term of office, the oldest member is automatically considered to be resigning at the end of the next shareholders’ meeting of shareholders. »

Thirty-fourth resolution
Amendment of Article 22 “SHAREHOLDERS’ SHAREHOLDERS’ MEETINGS”

The shareholders' meeting, voting under the quorum and majority conditions required for extraordinary shareholders' meetings,

having reviewed the report of the executive board,

decides to amend Article 22 "MEETINGS OF SHAREHOLDERS" to read as follows:

“Article 22 ~ MEETINGS OF SHAREHOLDERS

Shareholders’ meetings shall be convened and held as provided by law. If the Company wishes to convene the meeting by electronic means in lieu and place of the postal mail, it has to obtain the prior approval of the interested shareholders which will indicate their electronic address.

Meetings shall be held at the registered office or at any other location specified in the convening notice.

The right to participate in general shareholders’ meetings is determined by the applicable laws and regulations and is conditioned upon the registration of shares under the shareholder’s name or under an intermediary’s name acting on its behalf, on the second (2nd) business day prior to the general shareholders’ meeting at midnight (Paris time), either in the registered shares accounts held by the company or in the bearer shares accounts held by the authorized intermediary.

The shareholder failing to personally attend the meeting may choose between one of the following three options:

-	to grant a proxy in accordance with applicable laws,
-	to vote by correspondence, or
-	to grant a proxy to the company without indicating any agent,

in accordance with applicable laws.

Any shareholder may also, if the executive board so decides at the time of convening the meeting, participate and vote in the meetings by videoconference or by any means of telecommunication, including the Internet, that enable him to be identified under the conditions and in accordance with the procedures laid down by the applicable laws. This decision shall be notified in accordance with the legal requirements. The shareholders who use the electronic voting form available on the website set up by the meeting's coordinator within the required timeframe shall be deemed to be present. The input and signature of the electronic form can be done directly on this website using a username and password. The power of attorney or the vote thus expressed prior to the meeting by such electronic means, as well as the acknowledgement of receipt thereof, shall be considered as non-revocable and binding on all.

Shareholders’ meetings shall be chaired by the chairman of the supervisory board or in his absence by the vice-chairman of the supervisory board. Failing this, the shareholders’ meeting elects its chairman itself.

The duties of tellers shall be performed by the two members of the meeting present and accepting these duties, who have the largest number of votes. The chairman of the meeting and tellers appoint the secretary, who does not need to be a shareholder.

An attendance sheet is drawn up, in accordance with the requirements prescribed by law.

Upon first notice, an ordinary general shareholders’ meeting may validly deliberate only if the shareholders present or represented by proxy own at least one-fifth of the shares with voting rights. Upon second notice, no quorum is required.

Decisions at ordinary general shareholders’ meeting are taken at the simple majority of the votes cast by the shareholders present or represented by proxy. When shareholders did not take part in the vote, abstained from voting or returned a blank or invalid vote, the votes attached to their shares are not included in the number of votes cast.

Upon first notice, an extraordinary general shareholders’ meeting may validly deliberate only if the shareholders present or represented by proxy own at least one-fourth of the shares with voting rights. Upon second notice, an extraordinary general shareholders’ meeting may validly deliberate only if the shareholders present or represented by proxy own at least one-fifth of the shares with voting rights.

Decisions at extraordinary general shareholders’ meeting are taken at a two-thirds majority of the votes cast of the shareholders present or represented by proxy. When shareholders did not take part in the vote, abstained from voting or returned a blank or invalid vote, the votes attached to their shares are not included in the number of votes cast.

Copies or extracts of shareholders meeting minutes may be validly certified by the chairman or vice-chairman of the supervisory board, by a member of the executive board or by the secretary of the meeting.

Ordinary and extraordinary general shareholders’ meetings shall exercise their respective powers in accordance with the requirements prescribed by law.”

Thirty-fifth resolution
Delegation of powers to the executive board to increase the share capital by issuing shares and securities giving access to the Company's capital to employees who are members of a company savings plan (plan d’épargne entreprise)

The shareholders' meeting, voting under the quorum and majority conditions required for extraordinary shareholders' meetings,

having reviewed the reports of the executive board and the statutory auditors,

in accordance, in particular, with the provisions of Articles L. 225-129 et seq. and L. 225-138-1 of the French Commercial Code, as well as those of Articles L. 3332-1 et seq.,

delegates full powers to the executive board to decide on the issuance, on one or more occasions, in the proportions and at the times it deems appropriate, of ordinary shares or securities giving access by any means, immediately and/or in the future, to ordinary shares of the Company reserved for the members of a company savings plan (plan d’épargne entreprise) of the Company and, where applicable, of the French or foreign companies affiliated to it under the provisions of Article L. 225-180 of the French Commercial Code and Article L. 3344-1 of the French Labor Code (the "Nanobiotix Group"),

decides that the executive board, prior to using this delegation of authority, shall obtain the consent of the supervisory board,

decides that the total nominal amount of the capital increases likely to be completed pursuant to this resolution may not exceed €20,000, to which may be added, where applicable, the additional amount of the shares to be issued to preserve, in accordance with the laws or regulations and, where applicable, the applicable contractual provisions, the rights of the holders of securities and other rights giving access to shares, further decides that the nominal amount of any share capital increase likely to be so executed shall be deduted from the overall threshold provided for in the Twenty-seventh Resolution above,

decides to set the maximum nominal amount of debt securities that may be issued under this delegation of authority at €850,000 (or the equivalent value of this amount in the event of an issue in another currency), further decides that the nominal amount of any issue of debt securities giving access to the share capital that may be so realized shall be attributed to the overall threshold provided for in the Twenty-seventh Resolution above, sets the term of validity of the delegation of authority covered by this resolution at 18 (eighteen) months from the date of this shareholders’ meeting, it being specified that this delegation of authority shall supersede any previous delegation of authority for the same purpose, decides that the issue price of the shares or new securities giving access to the capital shall be determined by the executive board under the conditions provided for in Article L. 3332-19 of the French Labor Code and may not be higher than the average share price over the last twenty trading days on the regulated market of Euronext in Paris preceding the date of the executive board’s decision to set the opening date of the subscription period or more than 20% lower than this average, or 30% lower when the period of share unavailability provided for by the plan pursuant to Articles L. 3332-25 and L. 3332-26 of the French Commercial Code is greater than or equal to ten years, decides to cancel, in favor of the members of a company savings plan, the shareholders' preferential subscription rights to the shares or securities giving access by any means, immediately and/or in the future, to ordinary shares to be issued, decides that the executive board shall have full powers to implement this delegation, with the option of sub-delegation under the conditions laid down by law and under the conditions specified above, in particular for the purpose of:

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deciding that subscriptions may be made directly or through corporate mutual funds (fonds commun de placement d’entreprise) or other structures or entities permitted by the applicable laws and regulations,

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setting the dates, terms and conditions of the issuances to be executed pursuant to this resolution, and in particular, setting the opening and closing dates for subscriptions, the dates from which the shares and other securities giving access to the Company's capital shall bear dividend rights, the terms for paying up the shares and, where applicable, the other securities giving access to the Company's capital, and granting deadlines for paying up the shares and, where applicable, the other securities giving access to the Company's capital,

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requesting the listing of the securities thus issued, acknowledging the completion of the capital increases up to the amount of the shares actually subscribed and amending the bylaws accordingly, performing, directly or through an agent, all transactions and formalities related to the capital increases and, if applicable, charging the costs of the capital increases against the amount of the premiums relating to these increases and deducting from this amount the sums necessary to bring the legal reserve up to one-tenth of the new capital after each increase.

Thirty-sixth resolution
Setting of the amount of the total compensation to be granted  to the members of the supervisory board

The shareholders' meeting, voting under the quorum and majority conditions required for ordinary shareholders' meetings,

having reviewed the report of the executive board,

decides to set the total compensation allocated to the members of the supervisory board at €260,000 for the current financial year as well as for each subsequent financial year as from this date, until the ordinary general shareholders' meeting decides otherwise.

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